Banco Itaú Holding Financeira S.A.
CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 2,000,000,000 shares
Subscribed and Paid-in Capital: R$ 8,300,000,000.00 – 1,132,941,290 shares

EXTRAORDINARY GENERAL MEETING
OF AUGUST 25 2006

                                         On August 25 2006 at 3:00 p.m., the stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. met in the auditorium at the company’s registered offices at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa – 9th floor in the city and state of São Paulo for an Extraordinary General Meeting, convened by notices published in the newspapers “Valor Econômico”, editions of August 3 (page C-3), 4 (page C-1) and 7 2006 (page C-3) and “Diário Oficial do Estado de São Paulo”, editions of August 3 (page 9), 4 (page 12) and 5 2006 (page 8), with the following AGENDA:

»

the incorporation of the total shares representing the capital stock of the corporations, BankBoston Banco Multiplo S.A. and Libero Trading International Ltd., converting them into its wholly owned subsidiaries;

»

the ratification of the appointment of the appraising company, Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., for the preparation of the appropriate valuation reports;

»

the consequent increase in the capital stock from R$ 8,300,000,000.00 to R$ 12,881,120,000.00, through the issue of 68,518,094 new preferred book entry shares, with no par value, to be subscribed in the name of the stockholders of BankBoston Banco Múltiplo S.A. and Libero Trading International Ltd., in substitution of their rights as partners which will be extinguished in the light of the incorporation of shares;

»	the alteration to the wording in the caption sentence to Article 3 of the corporate bylaws to register the new value of the capital stock and its division into shares;

»	the establishment of two vacant seats on the Board of Directors.

                                         With the signatures in the appropriate register indicating the presence of the stockholders representing more than two thirds of the voting stock and additionally, members of the company’s management, the Fiscal Councilor Prof. Iran Siqueira Lima and representatives of the appraising company, Hirashima & Associados – Consultoria em Transações e Reestruturações Societárias Ltda., the Meeting was declared in session. In accordance with the statutory provisions, the presidency was assumed by Dr. Roberto Egydio Setubal, Chief Executive Officer, who invited the stockholder, Carlos Roberto Zanelato to act as secretary, thus completing the Meeting’s presiding officials.

EXTRAORDINARY GENERAL MEETING OF AUGUST 25, 2006 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 2

                                         Opening the agenda of the day, the President requested the Secretary to read the following

"PROPOSAL OF THE BOARD OF DIRECTORS

Stockholders,

                                         The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. ("ITAÚ"), initiating the process of a corporate reorganization, widely disclosed to the Market, with respect to the Agreement signed with the Bank of America Corporation (“BAC”) on May 1 2006, involving the acquisition of the Brazilian operations of BankBoston Banco Múltiplo S.A.(“BANKBOSTON”), against the delivery of preferred shares of ITAÚ, to be issued as a result of the incorporation of its shares, which shall provide:

a)

to ITAÚ: (i) the leadership among private sector institutions in the areas of portfolio management, custody operations and in the large corporate and high-income customer markets; (ii) important scale gains in the large corporate and middle market company segments; (iii) incorporation of a select customer base of credit cardholders; (iv) the addition of a highly trained group of professionals and a branch network, competitive in its target market; (v) the allocation of capital to businesses that consistently add stockholder value; and

b)

to BAC: (i) the participation in the capital stock of ITAÚ, so maintaining its presence in the region through a significant investment; (ii) the indication of a representative to the Board of Directors of ITAÚ, hereby believes that it is opportune to submit the following proposal to the examination and resolution of the General Stockholders’ Meeting;

                                  I –  INCORPORATION OF SHARES

                                         - to incorporate the total shares representing the capital stock of the corporations, BankBoston Banco Múltiplo S.A. (enrolled in the corporate taxpayer’s register – CNPJ, under number 60.394.079/0001-04) and Libero Trading International Ltd., in so doing, converting the said corporations into its wholly owned subsidiaries, approving for this purpose by this act:

a)	the “Justification and Protocol” transcribed below;

b)

the appointment of the appraising company Hirashima & Associados – Consultoria em Transações e Reestruturações Societárias Ltda., enrolled in the corporate taxpayers’ register CNPJ, under number 05.534.178/0001-36, which has accepted the function and, in anticipation, has prepared the valuation reports on which the incorporation of shares shall be based; the said chosen company has no conflict or communion of interests, actual or potential, with the controlling stockholding block of the company, or with the minority stockholders of the same company, or with respect to the other involved corporations and their respective partners, or relative to the operation itself;

EXTRAORDINARY GENERAL MEETING OF AUGUST 25, 2006 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 3

c)

these valuation reports, which are available to the Stockholders, the reading of which it is proposed be waived and attached to the minutes of the Meeting, thereafter becoming an integral part of these same minutes.

‘JUSTIFICATION AND PROTOCOL FOR INCORPORATION OF THE SHARES
OF BANKBOSTON BANCO MÙLTIPLO S.A. AND OF LIBERO TRADING
INTERNATIONAL LTD. BY BANCO ITAÚ HOLDING FINANCEIRA S.A.

BANCO ITAÚ HOLDING FINANCEIRA S.A., with its registered offices in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa, enrolled in the corporate taxpayers’ register – CNPJ, under number 60.872.504/0001-23, hereinafter denominated “ITAÚ”; BANKBOSTON BANCO MÚLTIPLO S.A.,with its registered offices in the city and state of São Paulo at Av. Dr. Chucri Zaidan, 246, enrolled in the corporate taxpayers’ register (CNPJ) under number 60.394.079/0001-04, hereinafter denominated “BANKBOSTON”; and LIBERO TRADING INTERNATIONAL LTD., with registered offices at Windward One Building, Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, hereinafter denominated “LIBERO”, through their legal undersigned representatives, agree, by means of this instrument, to propose to their stockholders the incorporation by ITAÚ of the total shares representing the capital stock of the corporations BANKBOSTON and LIBERO, converting the said corporations into its wholly owned subsidiaries, in accordance with the following basic points:

a)	the incorporation of the shares arises from negotiations resulting in the acquisition of the Brazilian operations of BANKBOSTON, in accordance with agreements signed on May 1 2006, and constituting the instrument of settlement of the purchase price of the acquired stakes, pursuant to the said agreements, and is so justified given that the incorporation of the shares is integral to the corporate reorganization, which shall culminate in an improved operational autonomy for the businesses, allowing greater optimization of recent opportunities that have come to light, with the resultant creation of additional stockholder value;

b)

the incorporation of the shares shall be effected in the amounts of R$ 4,578,878,000.00 (four billion, five hundred and seventy-eight million, eight hundred and seventy-eight thousand Reais) and R$ 2.242.000,00 (two million, two hundred and forty-two thousand Reais), respectively, based on the market value on April 30 2006 of the shares of BANKBOSTON and LIBERO, performed by a specialized company Hirashima & Associados – Consultoria em Transações e Reestruturações Societárias Ltda., previously appointed by the Board of Executive Officers of ITAÚ, subject to ratification by the General Stockholders Meeting;

c)

consequently, ITAÚ shall issue 68,518,094 new preferred book entry shares, with no par value, being 68,484,561 shares allocated to the stockholders of BANKBOSTON and 33,533 shares allocated to the stockholder of LIBERO, the current stockholders of ITAÚ not being entitled to subscription rights to the said shares, pursuant to Paragraph 1, Article 252 of Law 6,404/76;

d)

these new shares of ITAÚ shall be totally subscribed and paid in through conveyance to ITAÚ of the 1,820,422,752,773 common shares pertaining to the stockholders of BANKBOSTON, and of the only common share pertaining to the stockholder of LIBERO;

EXTRAORDINARY GENERAL MEETING OF AUGUST 25, 2006 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 4

e)

the stockholders of BANKBOSTON and LIBERO shall thus have their stockholding stakes substituted proportionally by book entry shares issued by ITAÚ in the ratio of 1 (one) new preferred share of ITAÚ for each batch of 26,581 (twenty-six thousand, five hundred and eighty-one) common shares of BANKBOSTON and of 33,533 (thirty-three thousand, five hundred and thirty-three) new preferred shares of ITAÚ for the only common share representing the capital stock of LIBERO, this substitution ratio being based on the weighted average price of the preferred shares of ITAÚ in transactions realized on the São Paulo Stock Exchange for the period between February 21 2006 to April 24 2006, and the economic value of the shares of BANKBOSTON and LIBERO on April 30 2006, pursuant to valuation reports prepared by the specialized company Hirashima & Associados – Consultoria em Transações e Reestruturações Societárias Ltda.;

f)

the said new shares of ITAÚ, to be allocated to the stockholders of BANKBOSTON and LIBERO, shall be entitled to the integral distribution of profits that may be declared as from the date of the General Stockholders’ Meeting that approves this incorporation of shares;

g)

the capital stock of ITAÚ shall be increased from R$ 8,300,000,000.00 to R$ 12,881,120,000.00, consequently being represented by 1,201,459,384 book entry shares, with no par value, being 605,963,420 common shares and 595,495,964 preferred shares;

h)	the caption sentence to Article 3 of ITAÚ’s corporate bylaws shall be changed to register the new capital stock and the quantity of shares it represents;

i)

goodwill worth R$ 2.598 million shall be recognized in the financial statements of ITAÚ with respect to the investments in BANKBOSTON and LIBERO, this amount to include the provision for businesses restructuring of approximately R$ 224 million which, net of tax effects, is R$ 148 million; the provision for restructuring represents approximately 18.6% of the total operating expenses of BANKBOSTON for the fiscal year 2005;

j)

the variation in the stockholders’ equity of BANKBOSTON and LIBERO between April 30 2006 (date of the financial statements serving as the basis for the incorporation of shares) and the date of the General Stockholders’ Meetings approving this Protocol, shall be booked by ITAÚ to the income statement for the fiscal year as results of equity income;

k)

to the stockholders of ITAÚ, BANKBOSTON and LIBERO, with rights to dissent from the resolutions of the Meetings, shall be assured the reimbursement of their shares in accordance with the legislation; withdrawal rights shall be limited to those holders of common shares at the end of the day of first publication of the respective convening notice for the General Stockholders’ Meeting of ITAÚ;

l)

the forecasted cost for the execution of the operation, in addition to the cost relating to the corporate legal acts, shall be limited basically to expenses with external consultants, experts and auditors, estimated at R$ 700,000.00 (seven hundred thousand Reais);

m)

with the exception of the Central Bank of Brazil (for ratifying the incorporation of shares of BANKBOSTON) and the Administrative Council for Economic Defense (for ratifying the incorporation of shares of LIBERO), the operation has not been, nor shall it be, submitted for the approval of other regulatory authorities or anti-trust bodies, both Brazilian and foreign;

n)	this, and all other documentation relating to the incorporation shall be maintained at the disposal of the stockholders of the corporations involved at their respective registered offices.

São Paulo-SP, August 2 2006. BANCO ITAÚ HOLDING FINANCEIRA S.A. (signed) Roberto Egydio Setubal and Henri Penchas – Chief Executive Officer and Senior Vice President, respectively; BANKBOSTON BANCO MÚLTIPLO S.A. (signed) Alex Waldemar Zornig and Sérgio Ricardo Borejo – Directors; LIBERO TRADING INTERNATIONAL LTD. (signed) Marcelo José Alves dos Santos and Sérgio Ricardo Borejo – Directors.’

EXTRAORDINARY GENERAL MEETING OF AUGUST 25, 2006 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 5

                                  II – CHANGES TO BYLAWS

                                         - in view of the foregoing item, to change the wording of the caption sentence of Article 3 of the corporate bylaws, to register the new breakdown of the capital stock, as follows:

’Article 3 – CAPITAL AND SHARES – The capital stock is R$12.881.120.000,00 (twelve billion, eight hundred and eighty-one million, one hundred and twenty thousand Reais), represented by 1,201,459,384 (one billion, two hundred and one million, four hundred and fifty-nine thousand, three hundred and eighty-four) book entry shares with no par value, of which 605.963,420 (six hundred and five million, nine hundred and sixty-three thousand, four hundred and twenty) ordinary and 595,495,964 (five hundred and ninety-five million, four hundred and ninety-five thousand, nine hundred and sixty-four) preferred shares with no voting rights but with the following advantages: I –priority in receiving a minimum non-cumulative annual dividend of R$ 0.055 per share, to be restated in the event of a stock split or reverse stock split; II – the right – in the event of the sale of a controlling stake – to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.’

                                  III – ELECTION OF DIRECTORS

                                         - to establish 2 (two) vacant seats on the Board of Directors, for the remainder of the current annual term of office, effective until those elected by the Ordinary General Meeting for 2007 take office, electing as Directors, GERALDO JOSÉ CARBONE and GUILLERMO ALEJANDRO CORTINA, the latter appointed by the Bank of America Corporation.

                                         In conclusion, it is proposed to publish the minutes of the Meeting, omitting the names of the stockholders present as permitted under Paragraph 2, Article 130 of Law 6,404/76.

                                         This is the proposal that we submit to the examination of the Stockholders. São Paulo-SP, August 2 2006. (signed) Olavo Egydio Setubal – Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Pérsio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.”

                                         Prior to submitting the "Proposal of the Board of Directors" to the examination and vote of the General Meeting, the President announced that:

a)

the company’s Fiscal Council had opined favorably on the proposal to incorporate the shares of BankBoston Banco Múltiplo S.A. and of Libero Trading International Ltd. pursuant to subsection III, Article 163 of Law 6,404/76;

b)

in accordance with the conditions and for the purposes of paragraph 1, Article 8 of Law 6,404/76, representatives of the company, Hirashima & Associados – Consultoria em Transações e Reestruturações Societárias Ltda., responsible for the preparation of the valuation reports, the basis for the incorporation of the shares, were present;

EXTRAORDINARY GENERAL MEETING OF AUGUST 25, 2006 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 6

c)

the stockholders of BankBoston Banco Múltiplo S.A. and of Libero Trading International Ltd., at meetings held on this same date, had approved the said incorporation of shares and authorized the companies’ management to subscribe the increase of capital stock in Banco Itaú Holding Financeira S.A., pursuant to the documents delivered to it by the legal representatives of these companies, present at this Meeting.

                                         The clarifications having been made and the President having given the floor to those present, Dr. Henri Penchas, legal representative of the stockholder, Itaúsa – Investimentos Itaú S.A., proposed that this incorporation of the shares of BankBoston Banco Múltiplo S.A. and of Libero Trading International Ltd. should be made effective as of September 1 2006, provided that all conditions in the Agreement signed on May 1 2006 are satisfied.

                                         The President then submitted the proposals of the Board of Directors and that of the stockholder, Itaúsa – Investimentos Itau S.A. for discussion and voting by the stockholders, the said proposals being fully and unanimously approved.

                                         Subsequently, and complementing the Meeting's agenda, the President explained that it was incumbent on the Extraordinary Stockholders’ Meeting, to decide as to the creation of additional seats on the Board of Directors, up to the end of the current annual term of office, effective until the inauguration of those elected by the Ordinary General Stockholders’ Meeting in 2007.

                                         Given the floor, Dr. Henri Penchas, representing the controlling stockholder, Itaúsa – Investimentos Itaú S.A., proposed:

a)	to increase the number of seats on the Board of Directors from 14 (fourteen) to 16 (sixteen), for the remainder of the current annual term of office;

b)

create two positions on the Board of Directors, electing as Directors the stockholders GERALDO JOSÉ CARBONE, Brazilian, married, economist, bearer of Brazilian identity card (RG/SSP-SP) number 8.534.857, enrolled in the Brazilian tax register (CPF) under number 952.589.818-00, domiciled in the city and state of São Paulo at Avenida Dr. Chucri Zaidan 246, 18th floor and, by indication of the Bank of America Corporation, GUILLERMO ALEJANDRO CORTINA, Argentine, married, banker, bearer of United States passport number 403758854, enrolled in the Brazilian tax register (CPF) under number 232.341.518-22, domiciled at 4743 Binford’s Ridge Road, Charlotte, North Carolina, United States of America.

                                         The documents substantiating compliance with the prior conditions for eligibility pursuant to articles 146 and 147 of Law 6,404/76, to Resolution 3,041/02 of the National Monetary Council and to Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission having been verified, the proposals submitted by the stockholder, Itaúsa – Investimentos Itaú S.A. were duly discussed and voted and unanimously approved, the President announcing that the new Directors would be vested in their positions following the ratification of their election by the Central Bank of Brazil.

EXTRAORDINARY GENERAL MEETING OF AUGUST 25, 2006 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 7

                                         With no further items on the agenda, the President thanked all for their presence, declaring the Meeting closed and requesting the drafting of the minutes. These having been read and approved, were signed by all stockholders present. São Paulo-SP, August 25 2006. (signed) Roberto Egydio Setubal – President; Carlos Roberto Zanelato – Secretary:

ALFREDO EGYDIO SETUBAL Investor Relations Officer